UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

OMA reports an 8.0% increase in April 2019 passenger traffic

•	The Monterrey (+3.6%), Culiacán (+14.5%), and Ciudad Juárez (+23.7%) airports contributed most to traffic growth

Monterrey, Mexico, May 7, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 8.0% in April 2019, as compared to April 2018. Domestic traffic increased 7.9%, and international traffic increased 9.0%.

Total Passengers*
	Apr-2018	Apr-2019	Change%	Jan - Apr 2018	Jan - Apr 2019	Change%
Domestic	1,577,110	1,701,109	7.9	5,740,200	6,070,645	5.8
International	206,984	225,637	9.0	945,117	969,602	2.6
OMA Total	1,784,094	1,926,746	8.0	6,685,317	7,040,247	5.3
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During April 2019, domestic traffic increased in eleven of our airports, with the largest increases in:

•	Culiacán (+14.0%), benefitted from increases in the number of passengers on the Tijuana and Mexico City and Guadalajara routes.

•	Ciudad Juárez (+18.9%) due to increased traffic on the Mexico City route.

•	Monterrey (+2.9%) as a result of increased traffic on the Cancún route.

•	Acapulco (+26.4%) due to increased traffic on the Mexico City route.

•	Zacatecas (+59.8%) as a result of increased traffic on the Mexico City route.
In April 2019, VivaAerobus started flying the Monterrey – Los Mochis, Monterrey – Zihuatanejo and Zihuatanejo – Monterrey routes.

International traffic grew in eleven airports in April, with the largest increase in Monterrey (+8.7%), as a result of increases in the number of passengers on the Houston route.

Of total passenger traffic, 99.1% was commercial, and 0.9% was general aviation.

Total Passengers*
	Apr-2018	Apr-2019	Change %	Jan - Apr 2018	Jan - Apr 2019	Change %
Acapulco	66,231	83,778	26.5	272,833	298,991	9.6
Ciudad Juárez	106,700	131,939	23.7	402,141	467,233	16.2
Culiacán	193,614	221,637	14.5	740,827	787,960	6.4
Chihuahua	131,031	138,779	5.9	470,646	488,160	3.7
Durango	35,859	37,901	5.7	130,980	133,500	1.9
Mazatlán	94,590	96,859	2.4	391,107	407,875	4.3
Monterrey	875,278	906,734	3.6	3,153,761	3,276,402	3.9
Reynosa	34,411	39,136	13.7	129,055	142,555	10.5
San Luis Potosí	52,014	51,431	(1.1)	194,581	188,662	(3.0)
Tampico	63,848	64,220	0.6	230,940	232,050	0.5
Torreón	55,313	60,048	8.6	204,723	217,190	6.1
Zacatecas	27,741	38,639	39.3	103,300	134,688	30.4
Zihuatanejo	47,464	55,645	17.2	260,423	264,981	1.8
OMA Total	1,784,094	1,926,746	8.0	6,685,317	7,040,247	5.3

Domestic Passengers*
	Apr-2018	Apr-2019	Change %	Jan - Apr 2018	Jan - Apr 2019	Change %
Acapulco	62,376	78,827	26.4	237,053	263,179	11.0
Ciudad Juárez	106,362	131,492	23.6	400,832	465,726	16.2
Culiacán	191,303	218,005	14.0	732,069	776,514	6.1
Chihuahua	121,267	128,549	6.0	433,213	450,368	4.0
Durango	31,934	32,766	2.6	115,275	114,564	(0.6)
Mazatlán	66,732	69,215	3.7	232,118	239,137	3.0
Monterrey	767,708	789,828	2.9	2,741,218	2,859,061	4.3
Reynosa	34,111	38,889	14.0	128,083	141,627	10.6
San Luis Potosí	38,636	36,443	(5.7)	142,243	133,706	(6.0)
Tampico	59,526	59,457	(0.1)	215,145	214,996	(0.1)
Torreón	50,758	53,914	6.2	186,631	196,057	5.1
Zacatecas	17,508	27,978	59.8	63,222	92,224	45.9
Zihuatanejo	28,889	35,746	23.7	113,098	123,486	9.2
OMA Total	1,577,110	1,701,109	7.9	5,740,200	6,070,645	5.8

International Passengers*
	Apr-2018	Apr-2019	Change %	Jan - Apr 2018	Jan - Apr 2019	Change %
Acapulco	3,855	4,951	28.4	35,780	35,812	0.1
Ciudad Juárez	338	447	32.2	1,309	1,507	15.1
Culiacán	2,311	3,632	57.2	8,758	11,446	30.7
Chihuahua	9,764	10,230	4.8	37,433	37,792	1.0
Durango	3,925	5,135	30.8	15,705	18,936	20.6
Mazatlán	27,858	27,644	(0.8)	158,989	168,738	6.1
Monterrey	107,570	116,906	8.7	412,543	417,341	1.2
Reynosa	300	247	(17.7)	972	928	(4.5)
San Luis Potosí	13,378	14,988	12.0	52,338	54,956	5.0
Tampico	4,322	4,763	10.2	15,795	17,054	8.0
Torreón	4,555	6,134	34.7	18,092	21,133	16.8
Zacatecas	10,233	10,661	4.2	40,078	42,464	6.0
Zihuatanejo	18,575	19,899	7.1	147,325	141,495	(4.0)
OMA Total	206,984	225,637	9.0	945,117	969,602	2.6

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated May 8, 2019